314.444.7600 (direct) 314.241.6056 (fax) www.lewisrice.com	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101

April 5, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Confidential Submission

Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	BellRing Brands, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of BellRing Brands, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the draft registration statement on Form S-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company is an “emerging growth company,” as defined in Rule 405 under the Securities Act. We hereby confirm, on behalf of the Company, that the Registration Statement and all amendments thereto will be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a “road show,” as such term is defined in Rule 433(h)(4) under the Securities Act.

Please direct all notices and communications with respect to this confidential submission to the following:

Diedre J. Gray

Executive Vice President, General Counsel

& Chief Administrative Officer, Secretary

Post Holdings, Inc.

2503 S. Hanley Road

St. Louis, Missouri 63144

Telephone: (314) 644-7600

Facsimile: (314) 646-3367

With a copy to:

Tom W. Zook

Lewis Rice LLC

600 Washington Avenue, Suite 2500

St. Louis, Missouri 63101

Telephone: (314) 444-7671

Facsimile: (314) 612-7671

Securities and Exchange Commission

April 5, 2019

If you have any questions in connection with this submission, please do not hesitate to contact me at (314) 444-7671 or by e-mail at tzook@lewisrice.com.

Very truly yours,

/s/ Tom W. Zook
Tom W. Zook

cc:	Darcy Horn Davenport
Diedre J. Gray
Ian D. Schuman
Benjamin D. Stern